SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Dun & Bradstreet Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26484T106

(CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel

and Corporate Secretary

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 80,406,356*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 80,406,356*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,406,356*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all shares of Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 80,406,356*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 80,406,356*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,406,356*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%*
(14)	TYPE OF REPORTING PERSON OO

*	Includes all shares of Common Stock beneficially owned by DNB Holdco, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS DNB Holdco, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 80,406,356*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 80,406,356*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,406,356*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 25, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Dun & Bradstreet Holdings, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On July 5, 2022, DNB Holdco sold 7,871,685 shares of Common Stock for $108,707,969.85 in the aggregate, or $13.81 per share.

Information as of the date of this Amendment No. 1 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 434,081,419 shares of Common Stock outstanding as of May 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.

As of July 5, 2022, the Reporting Persons beneficially owned an aggregate of 80,406,356 shares of Common Stock, which represents approximately 18.5% of the outstanding shares of Common Stock, comprised of 45,406,356 shares directly held by DNB Holdco and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco.

As of July 5, 2022, the Letter Agreement Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 183,714,630 shares representing 42.3% of the Issuer’s outstanding Common Stock, based in part on the information concerning beneficial ownership provided to the Reporting Persons by the other Letter Agreement Parties. It is the understanding of the Reporting Persons that the other Letter Agreement Parties file separate Schedules 13G or 13D, as the case may be, pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Amendment No. 1 does not reflect any shares of Common Stock beneficially owned by the other Letter Agreement Parties.

(c) The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Item 4 of this Amendment No. 1 and Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Managing Director, General Counsel and Corporate Secretary

DNB Holdco, LLC

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel

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SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)		Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	16,081,644	(3)	3.7%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112
Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas, TX 75225	10,000		Less than 0.1%
Mark D. Linehan	President and Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta, CA 93117
Frank R. Martire	Executive Chairman of NCR Corporation	41 Madison Avenue, Suite 2020, New York, NY 10010
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	1,539,490	(4)	0.35%
Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville, FL 32204	152,461		Less than 0.1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach, FL 32169
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville, FL 32256
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray, CA 90292	467,922		0.11%
David W. Ducommun	President of Cannae Holdings, Inc.	(2)	188,829		Less than 0.1%
Bryan D. Coy	Chief Financial Officer of Cannae Holdings, Inc.	(2)	36,816		Less than 0.1%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	165,008		Less than 0.1%

(1)	To the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

3,392,000 shares of Common Stock are held directly by Mr. Foley, 10,609,644 shares of Common Stock are held directly by Bilcar, LLC, a partnership owned by Mr. Foley and Carol Foley, and 2,080,000 shares of Common Stock are issuable pursuant to currently exercisable options held by Mr. Foley.

(4)

Reflects a sale by Mr. Massey of 100,000 shares of Common Stock on June 21, 2022, at a weighted average price of $14.9004 per share, as reported by Mr. Massey on a Form 4 filed with the Securities and Exchange Commission on June 21, 2022. 199,882 shares of Common Stock are held directly by Mr. Massey and 1,339,608 shares of Common Stock are held directly by Star Parent 2019-1, LLC, of which the Reporting Person is the managing member.

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Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)	(3)	(3)
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)
Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 1.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.

DNB Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Manager, President, DNB Holdco, LLC	(2)	(3)	(3)
David W. Ducommun	Executive Vice President, Corporate Finance, DNB Holdco, LLC	(2)	(3)	(3)
Michael L. Gravelle	Executive Vice President and General Counsel, DNB Holdco, LLC	(2)	(3)	(3)
Cannae Holdings, LLC(1)	Sole Member, DNB Holdco, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, LLC, a Delaware limited liability company, is the Sole Member of DNB Holdco, LLC. See above and Item 5 of this Amendment No.1.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, LLC” in this Schedule A.

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